東京青山・青木法律事務所

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RECEIVED
2005 FEB -4 A 10:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 82-5078

January 24, 2005

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Purchase by the Company of its Own Shares (dated December 10, 2004) and
- Notice of Dissolution of Subsidiary (dated January 12, 2005)

Yours truly,

PROCESSED
FEB 07 2005
THOMSON FINANCIAL

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

(Translation)

Press Release **FUNAI**

December 10, 2004

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of
Administration
(Tel: 072-870-4304)

Notice of Purchase by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Funai Electric Co., Ltd. (the "Company") purchased its own shares on the market for the purpose of the acquisition of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below:

Description

1. Purchase period: From November 11, 2004 through December 10, 2004
2. Number of shares purchased: 700,000 shares
3. Aggregate purchase prices: ¥8,864,348,000
4. Method of purchase: Purchase on the Osaka Securities Exchange

[For reference]

1. Particulars of the resolution adopted at the meeting of the Board of Directors held on November 10, 2004:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 1,000,000 shares (Ratio thereof to the total number of issued shares: 2.8%)
(3)	Aggregate acquisition prices of shares to be acquired:	(Not exceeding) ¥14,000,000,000
(4)	Acquisition period:	From November 11, 2004 through March 31, 2005

2. Total number and aggregate acquisition prices of the Company's own shares acquired on or after the date of resolution of the Board of Directors (held on November 10, 2004):

(1)	Total number of shares purchased:	700,000 shares
(2)	Aggregate acquisition prices:	¥8,864,348,000

- END -

(Translation)

Press Release FUNAI

January 12, 2005

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of
Administration
(Tel: 072-870-4304)

Notice of Dissolution of Subsidiary

It is hereby notified that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on January 12, 2005, adopted a resolution to dissolve one of its consolidated subsidiaries, FUNAI ASIA PTE LTD, as described below:

1. Reason for the Dissolution

FUNAI ASIA PTE LTD, which has engaged in sales of electric machinery and equipment based in Singapore, has been placed in a difficult business condition due to intensifying competition in the market. After having serious considerations on the future directions of the business in a variety of angles, the Company has determined to dissolve the subsidiary based on the judgment that it would be difficult for the subsidiary to continue business.

2. Outline of FUNAI ASIA PTE LTD

(1)	Address:	33 Jalan Afif, #04-01 Eng Yick Building Singapore
(2)	Representative:	Masataka Goto
(3)	Establishment:	June 29, 2000
(4)	Business:	Sales of electric machinery and equipment
(5)	Paid-in Capital:	Singapore $5,000,000
(6)	Main Shareholder:	100 % held by Funai Electric Co., Ltd.

3. Schedule of Dissolution

January 2005	Resolution for the dissolution
January 2006	Liquidation (expected)

4. Future Outlook

The dissolution of the subsidiary will have no significant effect on the forecast of operating results of the Company for the business year ending March 31, 2005.

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